Via E-mail (BrandonS@sec.gov) and EDGAR

April 7, 2010

Song P. Brandon
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Franklin Corporation
PREC14A filed on Lenox Wealth Management, Inc., John C. Lame and Jason D. Long
File No. 000-16362

Ladies and Gentlemen:

We have received and reviewed your letter dated April 1, 2010 related to the above-referenced filings of Lenox Wealth Management, Inc. (“Lenox”), John C. Lame (“Lame”) and Jason D. Long (“Long” and, collectively, with Lenox and Lame, the “Filing Persons”).  In accordance with your request, we have responded to each of the comments included in your letter.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments. This letter has been filed with the Commission as correspondence through EDGAR.

Schedule 13D/A filed on March 26, 2010

1.
Please tell us the natural person that has voting or dispositive power over the shares held by Lenox Wealth Management.  In this regard, we note that the person may have to file their own Schedule 13D or be included in Lenox Wealth’s Schedule 13D.

Response:

By way of background, shares of common stock of Lenox are traded over the counter and quoted under the pink sheets symbol “LNXW.PK.” Lenox’s Chief Executive Officer, Mr. Lame, and Vice President – Finance, Mr. Long, are natural persons who on behalf of Lenox have exercised voting and dispositive power over the First Franklin Corporation shares of common stock (the “FFHS Shares”) held by Lenox. Mr. Lame and Mr. Long disclaim beneficial ownership of any FFHS Shares.

PREC14A

2.	Please fill in all blanks in the proxy statement.

Response:

The Filing Persons intend to fill in all blanks, to the extent such information is known at the time of filing, in any additional preliminary or definitive proxy materials.

3.
Please confirm that you will post your proxy materials on a specified publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.  Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response:

The Filing Persons intend to post their proxy materials on a specified publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and to present, in any additional preliminary or definitive proxy materials, all of the information required in a notice to shareholders in their proxy materials, which information will include the following:

A  prominent legend in bold-face type that states:

“IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF STOCKHOLDERS OF
FIRST FRANKLIN CORPORATION TO BE HELD ON JUNE 14, 2010.
This notice of meeting, the Proxy Statement and the proxy card are available at:
[Internet Web site address and, if applicable, control number]”

4.
On the supplemental basis, please provide support for the numerous factual assertions and statements of opinion and belief contained in the proxy statement.  Some examples of factual assertions that should be support through appropriate citations include the following:

➢	The statements concerning the company’s financial condition and regulators’ concerns in the letter to shareholders and

➢	The statements concerning the board’s failure to maintain independence from the Siemers family in the letter to shareholders.

Where the basis of support are other documents, such as analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response:

The Filing Persons have provided, via a letter filed with the Commission as correspondence through EDGAR, on a supplemental basis the support requested.

Election of Nominees, page 2

5.
We note your disclosure that you reserve the right to nominate additional persons.  Please revise to address whether any advance notice provisions affect your ability to designate other nominees.  In addition, please confirm for us that should the participants lawfully identify or nominate a substitute nominee before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Response:

The Filing Persons intend to provide, in any additional preliminary or definitive proxy materials, disclosure similar to the following:

“The Bylaws contain certain provisions which may affect Lenox’s ability to designate other nominees; however, should Lenox lawfully identify or nominate a substitute nominee or nominees before the Annual Meeting, Lenox will file amended proxy materials with the SEC (1) identifying the substitute nominee(s), (2) disclosing whether such nominee(s) has/have consented to being named therein and to serve if elected, and (3) including certain disclosure with respect to such nominee(s) as may be required by the SEC’s proxy rules.”

Information Concerning Persons Who May Solicit Proxies, page 6

6.
We note your disclosure where you indicate that Annex A to the proxy statement contains the beneficial ownership information of the participants.  However, it appears this information is provided for on page 8 under the subsection entitled “Certain Information regarding Lenox Wealth Management, Inc.”  You also have similar reference to Annex A in that section.  Please revise your disclosure accordingly.

Response:

The Filing Persons intend to provide, in any additional preliminary or definitive proxy materials, disclosure similar to the following:

“Additional information regarding the participants in the solicitation, including their beneficial ownership of Common Stock, is set forth in the subsection entitled “Certain Information Regarding Lenox Wealth Management, Inc.”

“Annex A lists certain information regarding Lenox and the Nominees including business addresses, and transactions in the Common Stock during the past two years.”

7.
We note the positions held by Messrs John C. Lame and John D. Long at Lenox Wealth Management.  As such please tell us if either person has any investment or voting control over the shares held by Lenox Wealth Management.  If so, please explain to us why you do not believe such individuals have beneficial ownership over the shares held by Lenox Wealth Management.

Response:

Please see the response to Item 1 above.

Solicitation of Proxies; Expenses, page 7

8.
It appears that you intend to solicit proxies via mail, advertisement, telephone, facsimile, and personal solicitation.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Response:

The Filing Persons confirm their understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use and of the other requirements of Exchange Act Rule 14a-6(b) and (c).

9.
Please revise to indicate whether you expect to seek reimbursement of the costs related to this solicitation.  If so, please also indicate whether you expect to seek approval of the company’s stockholders prior to seeking reimbursement.  Refer to Item 4(b)(5) of Schedule 14A.

Response:

Please refer to the following disclosure under the heading “Solicitation of Proxies; Expenses” on page 7 of the PREC14A (File No. 000-16362) filed by the Filing Persons:

“Lenox will seek reimbursement from the Company of all expenses incurred by it in connection with the nomination of Messrs. Lame and Long and this solicitation.  It is not anticipated that the approval of the Company’s shareholders will be sought for that reimbursement.”

Certain Information Regarding Lenox Wealth Management, Inc., page 8

10.
We note your disclosure concerning the offer letter sent to the Trustee of the company’s ESOP.  We also note the disclosure where you reserve the right to contact individual ESOP participants with respect to your offer to make any other offer to the individual participants.  Please confirm that you will comply with Regulations 14D and 14E at the time you make the offer to any individual ESOP participants, or provide us with a detailed analysis why you do not believe your offer needs to comply with the tender offer rules.

Response:

The Filing Persons confirm that, should Lenox make an offer to any individual ESOP participant, Lenox will comply with Regulations 14D and 14E promulgated under the Exchange Act at the time it makes such offer.

Other Matters, page 9
Additional Information, page 10

11.
We note your disclosure disclaiming responsibility for the accuracy of First Franklin’s disclosures in its proxy materials.  Please revise this statement to remove the implication that you are not responsible for the accuracy or completeness of the disclosure contained in that proxy statement.  Once the information is included in the proxy statement, irrespective of the source, the filing parties remain responsible for the accuracy and completeness of the disclosure contained in the proxy statement filing.

Response:

The Filing Persons intend to delete, from any additional preliminary and definitive proxy materials, the following disclosure:

“Neither Lenox nor the Nominees has any knowledge of, or responsibility for, the accuracy of the Company’s disclosures in its proxy materials.”

The Filing Persons intend to provide, in any additional preliminary or definitive proxy materials, disclosure similar to the following:

“At the time of filing of this Proxy Statement, Lenox does not have any information that would indicate that any information contained in this Proxy Statement that has been taken from such documents is inaccurate or incomplete.”

12.
We note that the disclosure refers security holders to information that the filing persons are required to provide and will be contained in First Franklin’s proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information in the company’s proxy statement rather than providing the required disclosure in your own materials.  If so, please note that we believe you may not rely on Rule 14a-5(c) before the company distributes the information to security holders.  If you disseminate your proxy statement before the distribution of First Franklin’s proxy statement, you must include all information required by Schedule 14A.  Please confirm your understanding.

Response:

The Filing Persons confirm that they are relying upon Exchange Act Rule 14a-5(c) to refer to certain information in First Franklin Corporation’s proxy statement and also confirm their understanding that, should the Filing Person’s disseminate their proxy materials before the distribution of First Franklin Corporation’s proxy statement, the Filing Persons will be required to amend their proxy materials to include all information required by Schedule 14A.

Form of Proxy

13.	Please review your form of proxy to indicate that is a preliminary copy. Refer to Rule 14a-6(e)(1).

Response:

The Filing Persons intend to provide, on the proxy card included with any additional preliminary proxy materials, disclosure similar to the following:

“Preliminary Copy”

14.	Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please clarify this on the proxy card.

Response:

The Filing Persons intend to provide, the proxy card included with any additional preliminary or definitive proxy materials, disclosure similar to the following:

“4.           In the discretion of the proxy holders, on any other matters unknown a reasonable time before this solicitation that may properly come before the Meeting.”

“THIS PROXY WILL BE VOTED AS SPECIFIED. IF A CHOICE IS NOT SPECIFIED, THE PROXY WILL BE VOTED “FOR” THE NOMINEES LISTED ABOVE, “FOR” THE APPOINTMENT OF CLARK, SCHAEFER, HACKETT & CO. AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, “FOR” THE STOCKHOLDER PROPOSAL TO DECLASSIFY THE BOARD AND IN THE DISCRETION OF THE PROXY HOLDERS, ON ANY OTHER MATTERS UNKNOWN A REASONABLE TIME BEFORE THIS SOLICITATION THAT MAY PROPERLY COME BEFORE THE MEETING”

The Filing Persons acknowledge that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. The Filing Persons appreciate any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact F. Mark Reuter, counsel to Lenox, at (513) 579-6469.

Sincerely, LENOX WEALTH MANAGEMENT, INC.

By:	/s/ John C. Lame
Name: John C. Lame
Title: Chief Executive Officer

By:	/s/ John C. Lame
JOHN C. LAME

By:	/s/ Jason D. Long
JASON D. LONG

cc:  F. Mark Reuter, Esq.